DC

No Act
P.E. 1-3-07


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


[redacted]

07047018

March 2, 2007



Thomas H. Tamoney, Jr.
Vice President, Deputy General Counsel
and Assistant Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

Re: PepsiCo, Inc.
Incoming letter dated January 3, 2007

Dear Mr. Tamoney:

This is in response to your letter dated January 3, 2007 concerning the shareholder proposal submitted to PepsiCo by the Adrian Dominican Sisters; the Dominican Sisters, St. Mary of the Springs, Columbus, OH; the Dominican Sisters, Congregation of St. Mary, of New Orleans, LA; the Dominican Sisters of Oxford, MI; the Dominican Sisters of Great Bend, KS; the Benedictine Sisters of Mount St. Scholastica; the Benedictine Sisters of Mt. Angel; the Congregation of Benedictine Sisters, Boerne, Texas; the Congregation of Holy Cross, Southern Province; the Sisters of Mercy of the Americas; the Sisters of St. Joseph of La Grange; the School Sisters of Notre Dame Cooperative Investment Fund; the Congregation of the Sisters of Charity of the Incarnate Word; and the Basilian Fathers of Toronto. We also have received a letter on the proponents' behalf dated February 14, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, Florida 34242

77476

PEPSICO

700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com
TEL: (914) 253-3623 FAX (914) 253-3123

RECEIVED
2007 JAN -4 PM 7:25
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

THOMAS H. TAMONEY, JR.
VICE PRESIDENT
DEPUTY GENERAL COUNSEL AND ASSISTANT SECRETARY

January 3, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PepsiCo, Inc. Shareholder Proposal from Adrian Dominican Sisters and Co-Filers

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), PepsiCo, Inc. (the "Company" or "PepsiCo") hereby notifies the Securities and Exchange Commission (the "SEC") of its intention to omit from the Company's proxy materials (the "Proxy Materials") for its 2007 Annual Shareholders' Meeting, the proposal and supporting statement submitted by Adrian Dominican Sisters and co-filed by the Dominican Sisters of St. Mary of the Springs, Columbus, OH, Dominican Sisters, Congregation of St. Mary, New Orleans, LA, Dominican Sisters of Oxford, MI, Dominican Sisters of Great Bend, KS, Benedictine Sisters of Mount St. Scholastica, Benedictine Sisters of Mt. Angel, OR, Congregation of Benedictine Sisters, Boerne, TX, Congregation of Holy Cross, Sisters of Mercy of the Americas, Sisters of Mercy of the St. Louis Regional Community, Inc., Congregation of the Sisters of Charity of the Incarnate Word, Sisters of St. Joseph of La Grange, School Sisters of Notre Dame Cooperative Investment Fund and Basilian Fathers of Toronto (collectively, the "Proponent") dated November 14, 2006 (the "Proposal") attached as Exhibit A.

Pursuant to Rule 14a-8(j)(2), six (6) copies of the Proposal and six (6) copies of this letter are enclosed. By copy of this letter, the Company is also notifying the Proponent of the Company's intention to omit the Proposal from its 2007 Proxy Materials for the reasons stated below. The Company presently intends to file its Proxy Materials on or after March 26, 2007. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company files its Proxy Materials with the SEC.

**<u>The Proposal and Grounds for Omission</u>**

On November 20, 2006, the Company received a letter from the Proponent containing the following Proposal:

> "RESOLVED: Shareholders request that the Board of Directors adopt a policy to identify and label all food products manufactured or sold by the company under the company's brand names or private labels that may contain genetically engineered (GE) ingredients."

The Company believes the Proposal may be omitted from its 2007 Proxy Materials pursuant to: i) Rule 14a-8(i)(7), as the Proposal deals with a matter relating to the Company's ordinary business operations (i.e. sale of particular products) and (ii) Rule 14a-8(i)(3) and Rule 14a-9, as the Proposal is inherently vague and indefinite under such rules.

**1. The Proposal may be omitted because it deals with a matter relating to the Company's ordinary business operations (i.e. sale of particular products).**

Pursuant to Rule 14a-8(i)(7) of the Exchange Act, a shareholder proposal may be omitted from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The general policy underlying the "ordinary business" exclusion is the confinement of "the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." This policy rests on two central considerations. The first consideration is the subject matter of the proposal, as "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See* Exchange Act Release No. 34-40018 (May 21, 1998).

In a series of no-action letters, the Staff of the SEC Division of Corporation Finance (the "Staff") has specifically concluded that shareholder proposals that seek to affect a company's ability to select raw materials and ingredients for particular products may properly be omitted from a company's proxy materials. *See* Walgreen Co. (October 13, 2006) and Wal-Mart Stores, Inc. (March 24, 2006) (each allowing exclusion of a shareholder proposal that requested identification of toxic substances in products sold by the company).

Decisions concerning the selection of raw materials and ingredients to be used in PepsiCo's food products are inherently based on complex business considerations that are outside the knowledge and expertise of the shareholders. These decisions are fundamental to management's ability to control the operation of the Company. Similarly, the selection of raw material ingredients for PepsiCo's food products within parameters established by the FDA and applicable state and federal regulations are clearly matters relating to PepsiCo's ordinary business operations. The Proposal seeks to involve shareholders in a fundamental aspect of management's handling of the Company's business operations and seeks to "micro-manage" the Company's decision-making with respect to selection of ingredients and raw materials. *See* Borden, Inc. (January 16, 1990) (finding that while the Proponent claimed that irradiated food was unsafe, the use of irradiated food was related to ordinary business operations because it involved the choice of processes and supplies used in the preparation of Borden's products). The determination as to whether PepsiCo's policies are more stringent than relevant statutory requirements in also a matter related to its ordinary business operations. *See* Hormel Foods Corp. (November 19, 2002).

Therefore, the Company believes the Proposal may properly be excluded under Rule 14a-8(i)(7) as it seeks to restrain management's ability to run the Company on a day-to-day basis and seeks to "micro-manage" the Company by addressing an area, selection of raw materials and ingredients, where shareholders as a group would not be in a position to make an informed judgment.

2. **The Proposal may be omitted because it contravenes Rules 14a-8(i)(3) and Rule 14a-9 of the Exchange Act.**

Rule 14a-8(i)(3) of the Exchange Act permits a company to omit from its proxy materials a shareholder proposal, and any statements in support thereof, that is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials."

In Staff Bulletin No. 14B (September 15, 2004), the Staff clarified situations when it is appropriate for a company to seek concurrence with the determination to exclude or modify a proposal or supporting statement in reliance on Rule 14a-8(i)(3). Specifically, Item B.4. of Staff Bulleting No. 14B states that it is appropriate for a company to request exclusion or modification of: (i) a proposal and a supporting statement that when read together are inherently vague or indefinite such that neither the stockholders voting on the proposal nor the company in implementing the proposal would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires, (ii) substantial portions of a supporting statement that are irrelevant to consideration of the subject matter of the proposal such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he is being asked to vote or (iii) a statement the company can objectively demonstrate is materially false or misleading.

The Company believes that the Proposal may properly be excluded under Rule 14a-8(i)(3) because the Proposal is inherently vague and indefinite such that neither the stockholders voting on the Proposal nor the Company in implementing the Proposal would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

Alternatively, if the Staff is unable to concur with the conclusion that the entire Proposal should be excluded, we respectfully request that the Staff recommend exclusion of the portions of the Proposal's supporting statement (the "Supporting Statement") discussed below pursuant to Rules 14a-8(i)(3) and 14a-9 and Staff Bulletin No. 14B as (i) most of the statements in the Supporting Statement are irrelevant to consideration of the subject matter of the Proposal and create a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he is being asked to vote and (ii) certain of the statements in the Supporting Statement are materially misleading. The Staff has granted exclusion of portions of supporting statements under Rules 14a-8(i)(3) and 14a-9 in multiple instances where companies were faced with shareholder proposals similar to this Proposal. *See* Wal-Mart Stores, Inc. (February 17, 2004); Sysco Corporation (August 12, 2003); Wal-Mart Stores, Inc. (March 14, 2003); Wal-Mart Stores, Inc. (April 2, 2001) (each involving proposals that requested identification of genetically engineered products).

**a. The Proposal and the Supporting Statement when read together are inherently vague and indefinite**

The Proposal and the Supporting Statement when read together are inherently vague and indefinite such that neither the stockholders voting on the Proposal nor the Company in implementing the Proposal would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

While the Proposal's resolution deals with the labeling of PepsiCo food products, a majority of the Supporting Statement addresses new and irrelevant issues, primarily the impact of genetically engineered plants and wildlife on the environment. This inconsistency makes the Proposal vague and indefinite because the Supporting Statements ask stockholders to consider issues beyond those stated in the Proposal's resolution. As a result, neither the stockholders voting on the Proposal nor the Company in implementing the Proposal will be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

Further, the Proposal's resolution itself is vague and indefinite in that it asks shareholders to consider matters relating to "genetically engineered (GE) ingredients" but does not provide any definition for this key concept in either the resolution or the Supporting Statement. "Genetically engineered (GE) ingredients" is a vague and ambiguous term. The average lay person is not likely to be familiar with this term and without a definition and description of what the Proponent means by the use of this term, the Proposal is likely to cause confusion such that it will be difficult to determine with any reasonable certainty exactly what actions or measures the Proposal addresses.

Therefore, due to the vague and uncertain nature of the Proposal's resolution and Supporting Statement, we believe the Proposal may properly be excluded in its entirety under Rules 14a-8(i)(3) and 14a-9.

**b. Substantial portions of the Proposal's Supporting Statement are irrelevant to consideration of the subject matter of the Proposal**

Substantial portions of the Supporting Statement are irrelevant to consideration of the subject matter of the Proposal such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he is being asked to vote.

The Supporting Statement contains fifteen (15) bullet points. At least eleven (11) of these fifteen (15) bullet points are devoted to topics that have no relevance to the subject matter of the Proposal, which is labeling of food products manufactured or sold by PepsiCo. The Proponent's choice of irrelevant subject matter in the Supporting Statement has the effect of changing the implication of the Proposal from a question about PepsiCo's activities to a referendum on whether a shareholder supports the concept of genetic engineering and creates uncertainty as to the matter on which stockholders are being asked to vote.

Bullet points seven, ten, eleven, twelve, thirteen, fourteen and fifteen deal with the environmental and ecological impact of genetically engineered crops and wildlife. It is unclear what relation these issues bear to labeling of PepsiCo food products. Based on these bullet points, a reasonable shareholder might believe he is being asked to vote on the environmental impact of genetic engineering.

Bullet points four and six deal with regulation of international trade. It is unclear what relation these issues bear to labeling of PepsiCo food products. Based on these bullet points, a reasonable shareholder might believe he is being asked to consider the issue of regulation of international import and export of crops.

Bullet points eight and nine address the insufficiency of scientific methodologies in identifying genetically engineered compositional changes. The state of scientific research is not relevant to the subject matter of this Proposal. Based on bullet points eight and nine, a reasonable shareholder might believe he is being asked to vote on whether the state of scientific research into genetic engineering is sufficient.

The overwhelming emphasis of the Supporting Statement on topics other than the labeling of PepsiCo's food products is materially misleading and creates a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he is being asked to vote. As a result, the Company believes the portions of the Supporting Statement referenced above may properly be excluded from the Company's 2007 Proxy Materials pursuant to Rules 14a-8(i)(3) and 14a-9.

**c. The Proposal's Supporting Statement includes statements that are materially misleading**

When taken together, bullet points two and three are materially misleading as they imply that PepsiCo's products and ingredients may pose a health risk. These bullet points may have the effect of misleading shareholders by implying that PepsiCo products may contain genetically engineered ingredients and therefore, PepsiCo products may cause fatal food allergies. These statements may have the effect of scaring shareholders about the safety of PepsiCo products without providing any factual substantiation for these claims.

The United States Food & Drug Administration (FDA) is responsible for the evaluation of food safety. FDA regulations require food ingredients to be labeled if they cause more than the normal range of allergens, nutrients or toxins than what is found in the equivalent, conventional food. PepsiCo abides by all relevant FDA regulations in the labeling of its food products.

Bullet points seven and fifteen address genetically engineered salmon. PepsiCo does not sell or market salmon in the United States and therefore these statements are materially misleading to a shareholder's consideration of PepsiCo's food products.

Bullet points two, three, seven and fifteen are materially misleading and thus may be may properly be excluded pursuant to Rules 14a-8(i)(3) and 14a-9.

**Conclusion**

The Company believes that the Proposal may be omitted from the Company's 2007 Proxy Materials pursuant to (i) Rule 14a-8(i)(7) because the Proposal deals with the Company's ordinary business operations (i.e. sale of particular products) and (ii) Rule 14a-8(i)(3) and 14a-9 because the Proposal is inherently vague and indefinite.

Based on the foregoing, the Company respectfully requests the Staff's concurrence with the Company's decision to omit the Proposal from its 2007 Proxy Materials, and further requests that we be notified of this concurrence. We would be happy to provide you with additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If you have any questions about this matter, please contact the undersigned at 914-253-3623.

Please file-stamp and return one copy of this letter in the enclosed, self-addressed stamped envelope.

Very truly yours,

Thomas H Tamoney Jr

Thomas H. Tamoney, Jr.
Vice President, Deputy General
Counsel and Assistant Secretary

Enclosures

cc: (Via Certified Mail/Return Receipt Requested)

Adrian Dominican Sisters
ATTN.: Margaret Weber
1257 East Siena Heights Drive
Adrian, Michigan 49221

## EXHIBIT A

**Label Products of Genetic Engineering**
**2007 – PepsiCo, Inc.**

**RESOLVED**: Shareholders request that the Board of Directors adopt a policy to identify and label all food products manufactured or sold by the company under the company's brand names or private labels that may contain genetically engineered (GE) ingredients.

**Supporting Statement**

- The right to know is a fundamental principle of democratic societies and market economics.
- PepsiCo products contain corn, rice and soy, all of which potentially could be the genetically engineered variety.
- Millions suffer from mild to fatal food allergies. Without labeling, consumers have no way of protecting themselves from hidden allergens.
- Unapproved Liberty Link long-grain rice contaminated U.S. rice supplies, prompting Japan to suspend imports of US Rice, and the European Commission to require that rice imports be certified as free of unauthorized grain. (Reuters 8/28/06).
- The global alliance Action by Churches Together took a stand in support of "right to know" whether there are genetically engineered ingredients in the food purchased or in the seeds sown. (ReliefWeb 6/28/06)
- 132 countries, parties to the Cartagena Protocol, have agreed to documentation requirements for the export and import of genetically engineered organisms. (*Financial Times* 3/29/06)
- As of May 19, 2005, Alaska law requires that genetically engineered salmon be labeled as such.
- The National Academy of Sciences report, *Genetically Modified Pest-Protected Plants* (4/2000) recommended development of improved methods for identifying potential allergens in genetically engineered pest-protected plants.
- The report *Safety of Genetically Engineered Foods: Approaches to Assessing Unintended Health Effects* (*National Academy of Sciences*] 7/2004) states:... "there remain sizable gaps in our ability to identify compositional changes that result from genetic modification of organisms intended for food... (p.15) Post-marketing surveillance has not been used to evaluate any of the GE crops currently on the market (p. 153)
- Between 2001-2004, approximately 15,000 hectares (150 square kilometers) in four US states were planted with unapproved Bt10 corn. (New Scientist 3/23/2005) At least nine cargo shipments to Japan have contained the illegal variety. (Reuters 8/23/2005)

Indicators that genetically engineered organisms may be harmful to humans, animals, or the environment include:

- August 10, 2006, Federal District Court ruled that USDA's permitting of drug-producing genetically engineered crops in Hawaii violated the Endangered Species Act and the National Environmental Policy Act.
- Genetically engineered creeping bentgrass, not yet approved commercially, escaped into wild as far as three miles from the test plot. (8/9/06)

- Five major US agricultural weeds have developed resistance to glyphosate, the herbicide used with genetically engineered Roundup Resistant crops. Addressing this problem includes use of additional herbicides.
- Research (*Environmental Health Perspectives* 6/2005) has shown that Roundup, increasingly needed on Roundup Ready crops, is toxic to human placental cells at concentrations lower than agricultural use.
- There is concern among commercial fishermen about the consequences of genetically modified fish, not yet commercially approved, on wild salmon. (AP 3/9/2005)

# PAUL M. NEUHAUSER

*Attorney at Law (Admitted New York and Iowa)*

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com


February 14, 2007

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal submitted to PepsiCo, Inc.

Dear Sir/Madam:

I have been asked by the Adrian Dominican Sisters, the Dominican Sisters of St. Mary of the Springs, the Dominican Sisters (Congregation of St. Mary), the Dominican Sisters of Oxford (Michigan), the Dominican Sisters of Great Bend (Kansas), the Benedictine Sisters of Mount St. Scholastica, the Benedictine Sisters of Mt. Angel (Oregon), the Congregation of Benedictine Sisters of Boerne (Texas), the Sisters of Mercy of the Americas, the Sisters of Mercy of the St. Louis Regional Community, Inc., the Basilian Fathers of Toronto, the Congregation of the Holy Cross (Southern Province), the Congregation of the Sisters of Charity of the Incarnate Word (Houston, TX), the School Sisters of Notre Dame Cooperative Investment Fund and the Sisters of St. Joseph of La Grange (Illinois) (hereinafter jointly referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of PepsiCo, Inc. (hereinafter referred to either as "Pepsi" or the "Company"), and who have jointly submitted a shareholder proposal to Pepsi to respond to the letter dated January 3, 2007, sent to the Securities & Exchange Commission by the Company, in which Pepsi contends that the Proponents' shareholder proposal may be excluded from the Company's year 2007 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(3).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of

Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Pepsi's year 2007 proxy statement and that it is not excludable by virtue of either of the cited rules.

---

The Proponents' shareholder proposal requests Pepsi to so label all of its own products that contain genetically engineered ingredients.

---

RULE 14a-8(i)(7)

We are surprised that the Company has totally failed to fully describe an important aspect, with which it is quite familiar, of the ordinary business exclusion. Unfortunately the Company has failed to discuss the Commission own interpretation of the "ordinary business" exclusion of Rule 14a-8(i)(7), namely that it is inapplicable if the proposal raises an important social policy issue. See Release 34-40018 (proposals that relate to ordinary business matters but that focus on "sufficiently significant policy issues . . . would not be considered excludable, because the proposals would transcend the day to day business matters . . . ."); See also, e.g., Staff Legal Bulletin No 14C (June 25, 2005).

We are also saddened that Pepsi has failed to recall that the Staff has consistently held, beginning seven years ago with the denial of a no-action letter request made by Pepsi itself, that shareholder proposals submitted to food and beverage companies with respect to genetic engineering raise important policy issues. *PepsiCo, Inc.* (January 24, 2000). See also *Wal-Mart Stores, Inc.* (March 14, 2003); *The Kroger Company* (April 12, 2002); *Sysco Corporation* (August 30, 2000); *The Kroger Company* (April 12, 2000); *The Quaker Oats Company* (March 28, 2000); *Safeway, Inc.* (March 23, 2000); *McDonald's Corporation* (March 22, 2000); *Kellogg Company* (March 11, 2000); *E.I. DuPont de Nemours and Company* (March 3, 2000); *Bestfoods* (February 14, 2000); *Philip Morris Companies* (February 9, 2000); *The Coca-Cola Company* (February 7, 2000). The 2002 *Kroger* proposal, for example, was worded substantially identically to the Proponents' proposal. For a detailed statement why such proposals raise significant policy issues, please see the letter from the undersigned on behalf of the proponents of the year 2000 proposal submitted to PepsiCo.

Pepsi has provided no information whatsoever that would warrant a *de novo* review of this long standing Staff opinion.

For the foregoing reasons, the Company has failed to carry its burden of proving the applicability of Rule 14a-8(i)(7) to the Proponents' shareholder proposal.

RULE 14a-8(i)(3)

Pepsi's arguments with respect to Rule 14a-8(i)(3) are no stronger.

In *The Kroger Company* (April 12, 2002) the registrant made substantially the same "vague and indefinite" argument with respect to an almost identical proposal. The Staff rejected that argument, and we believe that Pepsi's argument deserves a similar fate.

The four letters cited by the Company are inapposite. There is no probative value to citations of no-action letters that exclude certain phrases when those phrases do not appear in the Proponents' shareholder proposal (e.g. *Wal-Mart Stores, Inc.* (March 14, 2003)) or that address dissimilar proposals that include non-food products (*Wal-Mart Stores, Inc.* (April 2, 2001).

a.

We believe that Pepsi underestimates its shareholders and its board. Neither group would be unable to determine with reasonable certainty what actions are required by a simple request to label certain products.

Each of the bullets in the supporting statement is relevant to the proposed action requested by the proposal. Bullets 1, 3, 4, 5, 6, 7, 8 and 9 each deals either with labeling itself or with possible allergens that could be present in unlabeled products. Bullet 2 states which ingredients used by the Company might be genetically modified. The remaining six bullet points deal with potential harm to consumers or to the environment, each of which has led to concerns about genetically modified food and to consumer resistance to purchasing such food. These concerns are quite relevant to the question of whether a shareholder should support the proposal or the Board should implement it. They are not irrelevant to the proposal and certainly not confusing.

In general, the Company is grasping at straws, but this is especially true with respect to its contention that the term "genetically engineered ingredients" is vague and ambiguous. The Staff has explicitly rejected an identical argument. *Wal-Mart Stores, Inc.* (March 14, 2003). See also *The Kroger Company* (April 12, 2002); *The Kroger Company* (April 12, 2000); *Safeway Inc.* (March 23, 2000); *Kellogg Company* (March 11, 2000); *E.I. du Pont de Nemours and Company* (March 2, 2000). No reason appears why the term should have become more ambiguous during the course of its common usage in the years subsequent to these Staff decisions.

b.

The material in subsection "b" of the Company's letter appears to be a rehash of the unconvincing arguments in made subsection "a" of its 14a-8(i)(3) argument. The relevance of the bullets has been pointed out above in subsection "a" of this letter. In passing, we fail to understand why a statute *requiring* labeling of certain genetically engineered food (bullet 7) is not relevant to a request that the Company label its own genetically engineered products. Nor is it apparent why an international agreement requiring labeling of genetically engineered foods (bullet 6) is not relevant to a request that the Company label its own genetically engineered products. Finally, it beggars belief that bullets 8 and 9 would lead any rational person to believe that she or he was being asked to vote on whether the "the state of scientific research into genetic engineering is sufficient". The point is that persons may rationally be fearful of whether there are, e.g., allergens in genetically engineered food products.

c.

With respect to bullet points 2, 3, 7 and 15, as stated in Staff Legal Bulletin No. 14B (September 15, 2004), invocation of Rule 14a-8(i)(3) is inappropriate when the objection is, like the Company's objection, merely that the assertion might "be interpreted by shareholders in a manner that is unfavorable to the company" and that any such inference should not be addressed via (i)(3), but rather in the registrant's own statement in opposition.

---

For the foregoing reasons, Rule 14a-8(i)(3) is inapplicable to the Proponents' shareholder proposal.

---

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Thomas H Tamoney, Jr., Esq.
Margaret Webber
Leslie Lowe
Fr Michael Hoolahan

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2007

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: PepsiCo., Inc.
Incoming letter dated January 3, 2007

The proposal requests that the board adopt a policy to identify and label all food products manufactured or sold by the company under the company's brand names or private labels that may contain genetically engineered ingredients.

We are unable to concur in your view that PepsiCo may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that PepsiCo may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that PepsiCo may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe PepsiCo may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Derek B. Swanson
Attorney-Adviser

*END*